UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Second Closing under Purchase Agreement.

On October 8, 2025, Fitell Corporation, a Cayman Islands company (the “Company”), completed the second closing (the “Second Closing”) pursuant to its previously reported Securities Purchase Agreement (the “Purchase Agreement”) with a certain institutional investor (the “Buyer”) dated as of September 19, 2025, pursuant to which and subject to certain conditions precedent contained therein, the Company may sell to the Buyer from time to time an aggregate of up to $100 million in newly issued senior secured convertible notes of the Company in two series: (i) Series A Senior Secured Convertible Notes, in an aggregate original principal amount up to $70 million (the “Series A Notes”) and (ii) Series B Senior Secured Convertible Notes, in an aggregate original principal amount up to $30 million (the “Series B Notes” and together with the Series A Notes, the “Notes”).

Also as previously reported, on September 23, 2025 (the “Initial Closing”), the Company issued a Series A Note in the aggregate original principal amount of $11 million (the “Initial Note”) at a purchase price of $10,780,000 at the Initial Closing. To date, the Buyer has converted $3,000,000 of the $11 million Initial Note. At the Second Closing, the Company issued an additional Series A Note in the original principal amount of $4 million (the “Second Note”) at a purchase price of $3,920,000. After the issuance of the Second Note and subject to certain conditions set forth in the Purchase Agreement, either the Company or the Buyer may require the issuance and sale of additional convertible notes (the “Additional Note”) at one or more additional closing (“Additional Closing”), with the aggregate maximum original principal amount of $85 million. Each form of Additional Note issued at an Additional Closing shall be in the form of a Series A Note until the Company has issued and sold an aggregate of $70 million of Notes, following which each form of Additional Note issued at an Additional Closing shall be in the form of a Series B Note until the Company has issued an aggregate of $100 million of Notes.

Upon thirty Trading Days (as defined in the Purchase Agreement) after the Second Closing and subject to certain conditions, the Company has the option to request that the Buyer purchase additional Notes (the “Company’s Option Closing”), and the Buyer has the option to cause the Company to sell additional Notes (the “Buyer’s Option Closing”), provided that the subsequent closings with respect to Company’s Option Closing and the Buyer’s Option Closing shall not exceed $85 million in the aggregate. The Company has agreed, subject to certain exceptions contained in the Purchase Agreement, to use the net proceeds from (i) the Second Closing for working capital and general corporate purposes, and (ii) at least 70% of the net proceeds from any additional closing to purchase certain cryptocurrency with the remainder to be used for working capital and general corporate purposes as set forth in the Purchase Agreement.

Interest will be payable monthly under the Notes at a rate of 6.0% per annum. The interest shall be computed on the basis of a 360-day year and shall be payable in arrears on the first calendar day of each calendar month (each, an “Interest Date”) with the first Interest Date being November 1, 2025. Interest will be payable on each Interest Date, in Ordinary Shares (the “Interest Shares”), so long as there has been no Equity Conditions Failure (as defined in the Notes) provided however, that the Company may, at its option following notice to the Buyer, pay Interest on any Interest Date in cash (the “Cash Interest”) or in a combination of Cash Interest and Interest Shares. The Second Note contains, and each additional Note will contain, customary Events of Default (as defined in the Notes) and the Interest Rate will increase to an annual rate of 16% upon the occurrence of an Event of Default. The Second Note ranks, and all other Notes will rank, senior to all outstanding and future indebtedness of the Company and its subsidiaries (subject to certain exceptions contained in the Notes) and will be secured by a first priority perfected security interest in all of the existing and future assets of the Company and its direct and indirect subsidiaries, including all of the capital stock of each of the domestic subsidiaries and the cryptocurrency purchased with the net proceeds of the Notes, as evidenced by a security agreement (“Security Agreement”) also entered into between the parties on September 19, 2025. The Second Note will be due on October 8, 2027 and any other Notes issued will be due on the two-year anniversary of the date of issuance unless earlier converted or repaid. The Second Note contains, and each other Note will contain, customary events of default and the Interest Rate will increase to an annual rate of 13.0% upon the occurrence of an Event of Default.

The Second Note is, and all other Notes will be, immediately convertible into our Class A ordinary shares (such shares, the “Conversion Shares”), par value $0.0016 per share (the “Ordinary Shares”), at the option of the Buyer. The number of Conversion Shares issuable upon conversion of a Note shall be determined by dividing (x) the Conversion Amount by the lower of: (y) $6.024 and (z) the Market Price (as defined in the Second Notes). At the option of the holder, at any time on or after the issuance date, the holder may convert) (an “Alternate Optional Conversion”, and the date of such Alternate Optional Conversion, an “Alternate Optional Conversion Date”) all, or any part, of the Notes into Ordinary Shares (such portion of the Conversion Amount subject to such Alternate Optional Conversion, the “Alternate Optional Conversion Amount”) at the Alternate Conversion Price, as such terms are defined in the Notes.

A Note holder will not have the right to convert any portion of a Note, to the extent that, after giving effect to such conversion, the holder (together with certain of its affiliates and other related parties) would beneficially own in excess of 9.99% of the Ordinary Shares outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). However, a Note holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the Ordinary Shares outstanding immediately after giving effect to such conversion. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

The offer and sale to the Buyer of the Series A Notes, as well as the Ordinary Shares issuable upon conversion of or in payment of interest on the Series A Notes, was made and will be pursuant to the Company’s effective Registration Statement on Form F-3 (File No. 333-284232) (the “Shelf Registration Statement”), which was declared effective by the United States Securities and Exchange Commission (the “SEC”) on February 5, 2025. A prospectus supplement relating to the Series A Notes and related Ordinary Shares has been filed with the SEC.

Rodman & Renshaw LLC (the “Placement Agent”) acted as the sole placement agent in connection with the offering of the Notes. At the Second Closing, the Company will (i) pay the Placement Agent a cash fee equal to 4.0% of the cash proceeds received by the Company from such closing, (ii) reimburse the Placement Agent for fees and expenses of legal counsel and other out-of-pocket expenses in the amount of $45,000 and (iii) pay the Placement Agent’s closing costs, which shall also include the reimbursement of the out-of-pocket costs of the escrow agent or clearing agent, as applicable, which closing costs shall not exceed $15,950.

The foregoing descriptions of the Purchase Agreement, Series A Note and Pledge and Security Agreement are not complete and are qualified in their entirety by reference to the full text of the form of Purchase Agreement, form of Series A Note and form of Security Agreement, copies of which are filed as Exhibits 10.1, 10.2 and 10.3 respectively, hereto and are incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Shelf Registration Statement on Form F-3 (File No. 333-284232) and the prospectus included therein and any prospectus supplements or amendments thereto.

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement dated September 19, 2025 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Company on September 23, 2025)
10.2	Form of Series A Note (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K filed by the Company on September 23, 2025)
10.3	Form of Pledge and Security Agreement dated September 19, 2025 (incorporated by reference to Exhibit 10.4 to the Report of Foreign Private Issuer on Form 6-K filed by the Company on September 23, 2025).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2025	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)